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RECEIVED

2008 AUG 11 A 8:01

[redacted]

08004126

August 4, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Optical

Olympus Corporation
Rule 12g3-2(b) File No. 82-3326

SUPPL

~~Olympus Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

PROCESSED

AUG 12 2008

THOMSON REUTERS

Masahisa Ikeda

Enclosure
MI/KM/ms

TKDOCS01/43455.1

<u>**Exhibit A**</u>

<u>Documents for which English versions are readily available</u>

No.		Date released
Press Releases:		
1.	Press release entitled "Olympus Publishes 'Olympus Corporate Social Responsibility Report Digest 2008'" (Exhibit A-1)	June 27, 2008
2.	Press release entitled "Olympus Medical Systems Provides Grant to NOSCAR™ for Research Relating to Natural Orifice Translumenal Endoscopic Surgery™ Using Flexible Endoscopes" (Exhibit A-2)	July 10, 2008
3.	Press release entitled "Consortium Established to Develop and Promote Close Proximity Wireless Technology '***Transfer Jet***'" (Exhibit A-3)	July 17, 2008

TKDOCS01/43455.1

Exhibit A-1

OLYMPUS Your Vision, Our Future

June 27, 2008

Olympus Publishes "Olympus Corporate Social Responsibility Report Digest 2008"

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the publication of "Olympus Corporate Social Responsibility Report Digest 2008" (Japanese version, 20 pages), which describes our corporate social responsibility (CSR) and environmental protection activities in the fiscal year of 2007. The topics featured in the report include the top management's visions about CSR and environmental activities, and a broad range of new efforts to build win-win relationships with our stakeholders, among our FY 2007 business activities.

Since this fiscal year, "Olympus Corporate Social Responsibility Report Digest" has been positioned as a digest edition of the Olympus CSR/Environmental Activities web site. Every page is printed on recyclable FSC certified paper*1. The report covers our activities in the four sections that make up the Olympus Group Corporate Conduct Charter: "Policies for Corporate Activities," "Involvement with People," "Harmony with the Environment" and "Involvement with Communities." At the same time, the report serves as a communication tool to collect opinions from many people.

The feature articles of "Olympus Corporate Social Responsibility Report Digest 2008" include the following:

*1 Paper produced and certified in accordance with the standards of the FSC (Forest Stewardship Council) international forest accreditation program.

Policies for Corporate Activities:	**Feature 01: Working with Endoscope Technicians to Prevent Product Malfunctions** Joint efforts with our customers to ensure the early detection and treatment of problems that could cause endoscopes to malfunction.
Involvement with People:	**Feature 02: New Reforms to Support Personal Growth and Organizational Development** The "Development Circle" project, our human resource management reform through management-labor cooperation.
Harmony with the Environment:	**Feature 03: Reducing CO2 Emissions through Japan-China Cooperation** Group-wide initiatives to prevent global warming.
Involvement with Communities:	**Feature 04: Working toward the Realization of the Millennium Development Goal** Our continued support for the "A Day in the Life of Africa" project, an activity to promote cooperation with international organizations.

* This report will be available for download from the Olympus web site, beginning on Friday, June 27. English and Chinese versions will be published in late August.

Report download page: http://www.olympus.co.jp/jp/corc/csr/

<Request for the report booklet>
The request form is available at this page: http://www.olympus.co.jp/jp/corc/csr/access/form.cfm

Since 1994, Olympus has been striving to create and propose new values for society while becoming

involved in society and sharing society's values under its "Social IN*2" management philosophy. Our goal is to contribute to the health and happiness of people throughout the world by implementing CSR initiatives that make economic, social and environmental activities the core focus of the Olympus Group's business activities. We will continue to communicate with all stakeholders, including our customers and shareholders, through reports and websites.

*2 Olympus coined this phrase to represent the three concepts of INvolvement (involvement in society), INsight (sharing social values) and INspiration (creating new values).

▲ Top of this page

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

July 10, 2008

Olympus Medical Systems Provides Grant to NOSCAR™ for Research Relating to Natural Orifice Translumenal Endoscopic Surgery™ Using Flexible Endoscopes

Olympus Medical Systems Corporation (President: Haruhito Morishima) has provided a US$500,000 research grant to the Natural Orifice Surgery Consortium for Assessment and Research™ (NOSCAR™) (*1), which discusses and supports research into Natural Orifice Translumenal Endoscopic Surgery™ (NOTES™) (*2). The grant, which follows a similar one in February 2007 and now totals US$1 million, will be used to support further advances in the use of endoscopic surgical techniques to reduce the impact of surgery on patients.

For several decades Olympus has been the technological leader in endoscopy and an innovator in minimally invasive surgery. Our organization is widely involved in the field of minimally invasive diagnosis and therapy, with products ranging from gastrointestinal endoscopes and EndoTherapy devices to surgical endoscopes and therapeutic devices. Through its partnership with gastroenterologists and surgeons and their respective professional societies, Olympus listens to the needs of clinicians and provides solutions that benefit patients' quality of life. Olympus is committed to supporting fundamental research in emerging transdisciplinary therapies that will advance and potentially revolutionize minimally invasive therapies, such as NOTES™, and is also contributing to the development of technology that will contribute to the establishment of future minimally invasive therapies, including NOTES™, through the merging technologies of gastrointestinal endoscopes, EndoTherapy devices and surgical endoscopy equipments.

A slogan expressing our efforts to create the minimally invasive therapies of the future

Laparoscopy
Merging Technologies
Endoscopy

*1 The Natural Orifice Surgery Consortium for Assessment and Research™ (NOSCAR™) is a committee of American internal medicine specialists and surgeons. It was jointly established by the American Society for Gastrointestinal Endoscopy (ASGE) and the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) to discuss and support NOTES™ research.

*2 Natural Orifice Translumenal Endoscopic Surgery™ (NOTES™) is a technique that straddles the boundary between surgery and internal medicine. It involves the use of flexible endoscopes to approach the abdominal cavity via lumenal organs, such as the stomach, colon, uterus or bladder. The aim is to reduce the impact of surgery on patients. NOSCAR™ was established in October 2005 to discuss and support research relating to this technique, which is the focus of extensive basic research.

Haruhito Morishima, President, Olympus Medical Systems Corporation.
"Laparoscopic surgery, which was developed in the late 1980s, has less impact on patients than laparotomy. To take an example to show how common laparoscopic surgery has become, most cholecystectomies are performed laparoscopically in developed countries. As the technological leader in endoscopy, we have been providing research grants to NOSCAR™ since 2007, to support further progress in the development of minimally invasive therapies. We sincerely hope that the research projects for which our grants have been used will bring about a new, less invasive therapy as soon as possible, to further alleviate the impact on patients."

Robert H. Hawes, MD, FASGE, ASGE past president and NOSCAR™ Joint Committee Co-Chair
"NOTES™ is moving forward more rapidly than initially expected. Three years ago, we never anticipated the progress in the research arena that has been made in such a short period. Thanks to leaders such as Olympus, we are making great strides in NOTES™ technology. "

David W. Rattner, MD, SAGES past president and NOSCAR™ Joint Committee co-chair
"We are most grateful to Olympus for its ongoing commitment and vision in supporting NOTES™ research."

For further information, please contact: Shinichiro Murakami
PR & IR dept, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2285 Fax: +81-3-3340-2130
Home page:http://www.olympus.co.jp

Exhibit A-3

July 17, 2008

TransferJet

Consortium Established to Develop and Promote Close Proximity Wireless Technology "TransferJet"

Tokyo, July 17, 2008 - Sony Corporation, Canon Inc., Eastman Kodak Company, Hitachi Ltd., Victor Company of Japan, KDDI Corporation, Kenwood Corporation, Matsushita Electric Industrial Co., Ltd. (Panasonic), Nikon Corporation, Olympus Imaging Corporation, Pioneer Corporation, SAMSUNG ELECTRONICS CO., LTD., Seiko Epson Corporation, Sony Ericsson Mobile Communications, Toshiba Corporation today announced an agreement to form a consortium to develop specifications for interconnecting products using "TransferJet" a new interoperable wireless transfer technology that enables rapid transfer of high resolution video, music and images. The "TransferJet Consortium" (www.transferjet.org) plans to promote a wide range of products and services incorporating TransferJet technology with the aim of accelerating its adoption throughout the consumer electronics industry.

TransferJet wireless technology enables a high speed data transmission rate of 560Mbps, while eliminating the need for complex setup and operation. Directly touching two compliant electronic products together allows files to be transferred automatically, without the need for an access point. For example, touching a TV with a digital camera enables photos to be instantaneously displayed on the TV screen. Alternatively, downloaded music content can be easily enjoyed by touching a mobile phone to a portable audio player. TransferJet can be used as a universal interface across all consumer electronics devices.

The "TransferJet Consortium" will develop specifications and guidelines ensuring interoperability between products incorporating the technology, establish licensing schemes and administer the use of the TransferJet logo. The Consortium will also promote the advantages across industries and to consumers. Through these initiatives, the Consortium will aim to create and expand the market for TransferJet products.

"TransferJet Consortium" Members (as of July 17 2008)

Sony Corporation ("TransferJet Consortium" Administration)
Canon Inc.
Eastman Kodak Company
Hitachi Ltd.,
Victor Company of Japan
KDDI Corporation
Kenwood Corporation
Matsushita Electric Industrial Co., Ltd. (Panasonic)
Nikon Corporation
Olympus Imaging Corporation
Pioneer Corporation
SAMSUNG ELECTRONICS CO., LTD.
Seiko Epson Corporation
Sony Ericsson Mobile Communications
Toshiba Corporation

Press Contacts;

Sony Corporation ("TransferJet Consortium" Administration)			+81-(0)3-6748-2200
Canon Inc.			+81-(0)3-5482-8058
Eastman Kodak Company	Richard Young	+1-585-223-7372	richard.young@kodak.com
	Erin Foster	+1-585-781-9539	erin.foster@kodak.com
Hitachi America, Ltd	Tadashi (DASH) Hisanaga		+1-914-333-2987
Victor Company of Japan			+81-(0)3-3289-7678
KDDI Corporation			+81-(0)3-6678-0690
Kenwood Corporation			+81-(0)42-646-6724
Matsushita Electric Industrial Co., Ltd. (Panasonic)			+81-(0)6-6908-0447
Nikon Corporation			+81-(0)3-3216-1032
Olympus Imaging Corporation			+81-(0)3-3340-4687
Pioneer Corporation			+81-(0)3-3495-9885
SAMSUNG ELECTRONICS CO., LTD.			+81-(0)3-6234-2214
Seiko Epson Corporation			http://epson.co.jp/e/contact/
Sony Ericsson Mobile Communications	Mattias Holm		+44-208-762-6065
Toshiba Corporation			+81-(0)3-3457-2105

Contacts for "TransferJet Consortium"
URL: www.transferjet.org

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Annual Securities Report" for the year ended March 31, 2008, as filed with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan on June 27, 2008 (summary)
(Exhibit B-1)

Press Releases:

1. Japanese press release dated June 30, 2008: The Company's Future Creation Laboratory has developed an omni-directional lens capable of capturing moving images and a prototype CCD camera equipped with such lens. The Company has no plans to market the lens and prototype camera commercially.

2. Japanese press release dated July 2, 2008: The Company will commence the sale of the "DP72", a color digital camera for microscopes capable of rapidly capturing high-definition images with enhanced color reproduction, from July 7, 2008.

3. Japanese press release dated July 4, 2008: Olympus Visual Communications Corp. will commence the sale of the "POWER3D Visual Training System VL370", a 3D image and dynamic vision training system for athletes who wish to improve their dynamic vision and other skills, from July 4, 2008.

4. Japanese press release dated July 9, 2008: Olympus Visual Communications Corp. will commence the limited sale of 50 "Linear PCM Recorder LS-10 Premium Sound Edition" recorders through its online store from July 9, 2008. The recorders include an original studio recording by jazz duo "Shima and Shikou Duo".

5. Japanese press release dated July 11, 2008: Olympus Medical Systems Corp. will be conducting questionnaires on people's awareness of endoscopic examinations through its health-oriented website (http://onaka-kenko.com) between July 14 and August 20.

6. Japanese press release dated July 11, 2008: Olympus Imaging Corp. will release a limited number of "E-520 *Choubouen* 600 mm Kits" for sale from July 26, 2008. The kits include the new E-520 digital single-lens reflex camera with built-in image stabilization and related equipment.

7. Japanese press release dated July 18, 2008: Olympus Medical Systems Corp. will commence the sale in Japan of the "Olympus URF Type V" ureterovideoscope from July 22, 2008. Sales will thereafter be expanded throughout the world.

8. Japanese press release dated July 24, 2008: Olympus Medical Systems Corp. entered into an exclusive distribution agreement with Spiration Inc. ("Spiration"), a U.S. company, on July 16, 2008. Through this agreement, Spiration has granted Olympus Medical Systems Corp. exclusive rights to distribute Spiration's IBV® Valve System, a minimally invasive bronchoscopic treatment for emphysema, in Japan. Olympus Medical Systems Corp. also entered into an agreement with Spiration on May 16, 2008 through which Spiration granted Olympus Medical Systems Corp. exclusive rights to distribute the IBV® Valve System in Europe, and Olympus Medical Systems Corp. intends to commence sales in Europe in the fall of 2008.

Exhibit B-1

Annual Securities Report for the fiscal year ended March 31, 2008, as filed with the Director-General of the Kanto Local Financial Bureau of the Ministry of Finance Japan on June 27, 2008, which includes:

I. Corporate information

A. Corporate overview
1. History of changes in major business indices
2. History of the company
3. Overview of business
4. Associated companies
5. Employee information

B. Business
1. Discussion of business results
2. Production, orders and sales
3. Management issues
4. Risk factors
5. Material contracts
6. Research and development
7. Discussion and analysis of financial condition and results of operation

C. Capital assets
1. Overview of capital expenditures
2. Important capital assets
3. Plans for new construction projects and disposition of facilities

D. Company information
1. Share information
2. Treasury stock
3. Dividend policy
4. Changes in share price
5. Directors and corporate auditors
6. Corporate governance

E. Financial Information
1. Consolidated financial statements
2. Non-consolidated financial statements

F. Share handling information

G. Reference materials
1. Parent company information
2. Other information

END

II. Information of Guaranty Company and Others

Auditor's Reports (for the consolidated fiscal year ended March 31, 2007 and 2008, and the non-consolidated fiscal year ended March 31, 2007 and 2008)

End of Document